Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Yadkin Financial Corporation

(SEC Registration Statement No. 333-213776)

Cautionary Statement Regarding Forward-Looking Information

This filing contains forward-looking statements which may contain F.N.B. Corporation’s expectations or predictions of future financial or business performance or conditions. This filing may also contain certain forward-looking statements, including certain plans, goals, projections and statements about the proposed merger between F.N.B. Corporation (“F.N.B.”) and Yadkin Financial Corporation (“Yadkin”), plans relative to the proposed merger, objectives, expectations and intentions regarding the proposed merger, the expected timing of the completion of the proposed merger, and other statements that are not historical facts. Forward-looking statements, that do not describe historical or current facts, typically are identified by words such as, “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. The forward-looking statements are intended to be subject to the safe harbor provided under Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Act of 1995.

In addition to factors previously disclosed in F.N.B.’s and Yadkin’s reports filed with the Securities and Exchange Commission (SEC), the following risk factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: failure to obtain all regulatory approvals and meet other closing conditions to the proposed merger between F.N.B. and Yadkin, including approval by the shareholders of F.N.B. and Yadkin, respectively, on the expected terms and time schedule; delay in closing the proposed merger; potential risks and challenges attendant to the successful conversions of core data systems; difficulties and delays in integrating the F.N.B. and Yadkin businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; changes in general economic, political or industry conditions; uncertainty in U.S. fiscal policy and monetary policy, including interest rate policies of the Federal Reserve Board (FRB); the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of F.N.B. products and services; potential difficulties encountered by F.N.B. in expanding into a new and remote geographic market; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; the impact, extent and timing of technological changes, capital management activities, competitive pressures on product pricing and services; ability to keep pace with technological changes, including changes regarding maintaining cybersecurity; success, impact and timing of F.N.B.’s and Yadkin’s respective business strategies, including market acceptance of any new products or services; and

implementing F.N.B.’s banking philosophy and strategies. Additional risks include the nature, extent, timing and results of governmental and regulatory actions, examinations, reviews, reforms, regulations and interpretations, including those related to the Dodd-Frank Wall Street Reform Act and Consumer Protection Act and Basel III regulatory or capital reforms (including DFAST stress-testing protocols), as well as those involving the Office of the Comptroller of the Currency (OCC), FRB, Federal Deposit Insurance Corporation (FDIC), and Consumer Financial Protection Board (CFPB), and the regulatory approval process associated with the proposed merger; the possibility that the anticipated benefits of the proposed merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where F.N.B. and Yadkin do business; the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed merger; and other factors that may affect future results of F.N.B. and Yadkin. There is no assurance that any of the risks, uncertainties or risk factors identified herein is complete and actual results or events may differ materially from those expressed or implied in the forward-looking statements contained in this document/communication/information.

Additional factors that could cause results to differ materially from those described above can be found in F.N.B.’s Annual Report on Form 10-K for the year ended December 31, 2015, and in its subsequent Quarterly Reports on Form 10-Q, including quarters ended March 31 and June 30, 2016, each of which is on file with the SEC and available in the “Investor Relations & Shareholder Services” section of F.N.B.’s website, http://www.fnbcorporation.com, under the heading “Reports and Filings” and in other documents F.N.B. files with the SEC, and in Yadkin’s Annual Report on Form 10-K for the year ended December 31, 2015, and in its subsequent Quarterly Reports on Form 10-Q, including the quarters ended March 31 and June 30, 2016, each of which is on file with the SEC and available in the “Investor Relations” section of Yadkin’s website, http://www.yadkinbank.com, under the heading “Documents” and in other documents Yadkin files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither F.N.B. nor Yadkin assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information About the Merger and Where to Find It

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, F.N.B. Corporation has filed with the SEC a Registration Statement on Form S-4 (File No. 333-213776) that includes a Joint Proxy Statement of F.N.B. and Yadkin and a Prospectus of F.N.B., as well as other relevant documents concerning the proposed merger.

SHAREHOLDERS OF F.N.B. CORPORATION AND YADKIN FINANCIAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Joint Proxy Statement/Prospectus and other relevant materials, and any other documents F.N.B. and Yadkin have filed with the SEC, may be obtained free of charge at the SEC’s internet site, http://www.sec.gov. Copies of the documents F.N.B. has filed with the SEC may be obtained, free of charge, by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and copies of the documents Yadkin has filed with the SEC may be obtained free of charge at Yadkin’s website at www.yadkinbank.com.

F.N.B. and Yadkin and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Yadkin in connection with the merger. Information concerning such participants’ interests in the merger is set forth in the Joint Proxy Statement/Prospectus regarding the merger.

F.N.B. Corporation

Third Quarter 2016 Quarterly Earnings Conference Call

October 20, 2016 at 10:30 a.m. Eastern

CORPORATE PARTICIPANTS

Vince Delie, President and Chief Executive Officer

Vince Calabrese, Chief Financial Officer

Gary Guerrieri, Chief Credit Officer

Matthew Lazzaro, Investor Relations

PRESENTATION

Operator

Good morning and welcome to the F.N.B. Corporation Third Quarter 2016 Quarterly Earnings Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then 1 on your touchtone phone. To withdraw your question, please press star, then 2. Please note this event is being recorded.

I would now like to turn the conference over to Matt Lazzaro, Investor Relations. Mr. Lazzaro, please go ahead.

Matt Lazzaro

Thank you. Good morning, everyone, and welcome to our earnings call. This conference call of F.N.B. Corporation and the reports it files with the Securities and Exchange Commission often contain forward-looking statements. Please refer to the forward-looking statement disclosure contained in our earnings release, related presentation materials, and our reports and registration statements filed with the Securities and Exchange Commission and available on our corporate website. A replay of this call will be available until October 27, and a transcript and the webcast link will be posted to the “About Us” Investor Relations and Shareholder Services section of our corporate website.

I will now turn the call over to Vince Delie, President and Chief Executive Officer.

Vince Delie

Welcome to our conference call to discuss our third quarter results. Joining me today is Vince Calabrese, our Chief Financial Officer and Gary Guerrieri, our Chief Credit Officer. We are very pleased to share the results of another record-setting quarter for F.N.B., as EPS grew 9 percent, to 24 cents per share, and net income exceeded $50 million for the first time, driven largely by record revenue of $213 million. We also continued our streak of 29 consecutive quarters of organic loan growth and 15 quarters of total revenue growth. Third quarter revenue was supported by continued growth in our fee-based businesses, notably capital markets, mortgage banking, wealth management, and insurance. The quarter’s efficiency ratio of 54 percent reflects benefit of increased revenue, continued diligent expense management, and the full realization of the targeted cost savings from the Metro and Fifth Third branch acquisitions. Return on average tangible common equity and return on average tangible assets on an operating basis also improved from the prior quarter to 15 percent and 1.1 percent, respectively.

Looking at the income statement, non-interest income was a record high at $53 million, representing a 29 percent increase from the year-ago quarter. This success is largely attributable to the performance of our fee-based business units. Our bankers engage in a planning process that involves identifying products that fulfill a client’s needs and are committed to providing high-value fee income services with the best interests of our clients in mind. This approach enables our customers to most effectively manage their banking relationships and fully utilize our diverse product set as specific needs arise. I’ll note that in regard to the expected Yadkin acquisition, we conservatively modeled limited revenue synergies and utilized the current interest rate environment for five years, thus providing F.N.B. with an opportunity to outperform the financial model and drive additional shareholder value creation.

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October 20, 2016 at 10:30 a.m. Eastern

Looking at the balance sheet on an organic linked-quarter basis, annualized average total loan growth was 8 percent, driven primarily by the consumer segment. Organic growth in the consumer loan portfolio was a combined 13 percent annualized, led by strong origination volume and mortgage indirect and home equity-related loans. Commercial loan growth of 4 percent annualized was impacted by our continued efforts to reduce risk in our loan portfolio, as we were able to exit some underperforming credits. We were also impacted by planned takeouts in our performing investment real estate portfolio. Commercial growth in the metropolitan markets of Pittsburgh, Baltimore, and Cleveland continued at good levels. At the end of September, our commercial pipelines are healthy and are approaching $2 billion. The strong performance in the quarter fully demonstrates our continued ability to execute our acquisition strategy by achieving revenue growth and stated cost savings targets. The Metro acquisition was our largest acquisition to date and marked the sixth whole-bank acquisition since the beginning of 2012.

In addition to achieving our expense target, the number of referrals to our high-value, fee-based product areas has exceeded our original expectations and are tracking well across the company. As you recall from the announcement of the Metro merger last August, we also expected to benefit from additional commercial and consumer opportunities, and our current pipelines are at healthy levels. We have had early success due to our disciplined relationship planning process, coupled with our expanded product line, which enables our bankers to deepen existing relationships and create win/win outcomes for our clients and the bank. The Metro transaction provides further evidence of our ability to enter new markets, achieve model financial assumptions, and create shareholder value. Our acquisition strategy will serve us well in what continues to be a challenging operating environment due to escalating regulatory requirements as well as an extended low interest rate.

As part of our ongoing clicks-to-bricks strategy centered on bringing the e-delivery and branch channels together, we have made significant investments in technology. We have successfully rolled out our digital kiosks in all of our branches. And earlier this month, we became one of the first banks in the country to fully integrate debit control into our mobile banking app. This service provides an invaluable security tool that gives F.N.B. customers real-time control over how their debit card is used. It provides enhanced protection against fraud, allows for easier account control, and better management of service charges. This service will be accompanied by the roll-out of touch ID — a touch-ID feature in the fourth quarter, further enhancing security. In total, F.N.B. has significantly enhanced its mobile banking capabilities, which includes leading-edge technologies such as Popmoney payments, instant balance, mobile alerts, and other valuable mobile capabilities.

I’d now like to provide an update for the pending Yadkin acquisition. Shortly after we announced the definitive merger agreement in late July, we were able to retain and secure the key local leadership in the North Carolina markets, and we expect to retain employees serving on the front line in Yadkin’s branch locations as well as the vast majority of commercial and mortgage banking professionals. At this stage, we have retained nearly all customer-facing personnel. I should also note that we are very impressed by the caliber of the Yadkin team and the similarity of the culture between the two organizations.

We continue to pursue opportunities to reduce our one-time expenses, and at this early stage, our credit mark is tracking in line with our original assumptions. In regard to achieving the model standalone cost savings, we have a clear path to our 25 percent target and are focused on achieving our goal. It should be noted that our cost savings target is after the full effect of the Yadkin and NewBridge conversions. Yadkin’s third quarter performance was slightly better

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

than our modeled expectations and consensus estimates. Their organization displayed solid performance across multiple business segments, demonstrating that Yadkin continues to be a top performer in the Southeast. Yadkin grew tangible book value per share 19 cents compared to the prior quarter, which is before the full realization of NewBridge cost saves. Together with F.N.B., our capacity to continue to grow tangible book value will be significant.

I want to thank our employees for their extraordinary efforts and commend them for our performance through the first nine months of 2016. We continue to be recognized as a top workplace, as First National Bank was once again named a best place to work in Pittsburgh, PA, our headquarters city. This was the sixth consecutive year we have received this award. We are honored that F.N.B. ranked as an employer of choice in the large company category and humbled to have been recognized with a special award for confidence in leadership by our own employees. This award is further evidence of the power of a positive, collaborative workplace and the unwavering confidence our employees have in our management team’s expertise and direction as we continue to navigate mergers, a complex regulatory environment, and other challenges facing a growing financial services organization.

Looking back, F.N.B.’s performance since the financial crisis has been remarkable. We have maintained one of the highest dividend yields among the 100 largest U.S. banks and returned over a half billion dollars to shareholders since 2009. During that same period, we grew tangible book value at nearly 7 percent per year, grew earnings per share to our current run rate of 24 cents, and completed nine acquisitions. F.N.B. was also consistently an upper-decile performer relative to return on average tangible common equity. We achieved all of this despite the challenges presented by crossing the $10 billion threshold and the current interest rate and regulatory environments.

On an annual basis, F.N.B. faces more than 10 cents in lost earnings per share due solely to lost revenue and added cost related to the Durbin amendment, higher FDIC insurance premiums, reduced dividends received on FRB stock due to the highway spending bill, and the cost of capital actions taken to replace trust-preferred securities. All of this is fully reflected in our run rate, and the largest impact to our company began in 2013. These items have led us to think strategically about the best ways to overcome all of these challenges and to create a company that will not only thrive in the near term but excel in the long term. We’ve invested heavily in leading-edge technology to provide our customers with the best experience. We’ve invested in high-value fee income business lines to diversify our revenue sources and overcome low interest rates. Additionally, we’ve expanded into new geographies through acquisition to support our growth objectives while maintaining a well-established credit culture and a lower risk profile. This quarter’s strong performance was additional evidence of these strategies paying off, and I am confident that they will continue to benefit the company.

As I look forward, I feel that we are positioned extremely well to take advantage of additional opportunities to grow and to continue to increase shareholder value. With that, I will turn the call over to Gary Guerrieri, our Chief Credit Officer.

Gary Guerrieri

Thank you, Vince, and good morning, everyone. The third quarter of 2016 reflects another successful quarter, with our credit portfolio favorably positioned as we approach the end of the year. We ended September with total delinquency at 1.33 percent, reflecting a 13 basis point improvement over June, while NPLs and OREO at 92 basis points also moved favorably over the prior quarter’s results. GAAP net charge-offs for the quarter totaled 33 basis points annualized and on a year-to-date basis, were 27 basis points, both satisfactory levels.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

Let’s now take a closer look at the results for the quarter. Turning first to our originated portfolio, the level of delinquency at the end of September improved slightly from the prior quarter to stand at a very good level at 1 percent. NPLs and OREO also improved, down 7 basis points on a linked-quarter basis at 1.08 percent, which was driven by strong commercial OREO sales activity. Net charge-offs for the third quarter were elevated at $12.3 million, or 41 basis points annualized, as we were able to move some rated credits off the books at slightly better than positioned levels. The total originated provision was $14.1 million, which covered charge-off activity in the quarter and organic loan growth, resulting in an ending originated reserve position that is down slightly from the prior quarter at 1.23 percent.

Let’s now move to our acquired portfolio, which at the end of September totaled $2.6 billion outstanding marks to fair value. We saw some very positive activity during the quarter, as evidenced by an $18 million linked-quarter reduction in contractual delinquency, bringing the level of past-due accounts to $75 million at quarter end. The acquired reserve was up slightly, ending September at $6.4 million. Inclusive of the credit mark, the total loan portfolio remained well covered at 1.79 percent at the end of the quarter.

I’d like to switch gears now and talk briefly about our approach to managing the portfolio as we work toward the pending close of the Yadkin acquisition. The acquired credit integration process is a core competency and plays a key role in our overall credit management framework, just as it has for all prior acquisitions. Shortly following announcement, our credit teams begin work on identifying, quantifying, and monitoring risk within the target portfolio. These reviews are tailored to the unique characteristics of each portfolio and regional market, which produce results that are used to run extensive ongoing proforma scenarios of consolidated credit quality, acquired loan valuations, and concentrations of credit. This continuous review process provides timely insight into the performance of the standalone acquired portfolio as well as the expected impact to our credit results on a consolidated basis. As Vince mentioned earlier, we are presently tracking in line with our original credit mark determined at the time of due diligence. Barring any unforeseen events during the credit integration process, we anticipate future economic benefit through our normal practice of actively managing risk in the portfolio. A proof point of this is the recent Metro acquisition, whereby we successfully reduced problem asset levels by nearly $150 million in the first six months following its close.

In closing, the third quarter of 2016 was marked by continued satisfactory results in our credit portfolio, and we are pleased with its position as we enter the final quarter of the year. With the close of the Yadkin acquisition approaching, our focus remains on continuing to manage our portfolio in the same consistent manner that we always have, driven by sound underwriting, attentive management of risk, diligent workout of problem loans, and maintaining a well-diversified book. These core credit philosophies have served us well through periods of strong organic growth, M&A activity, and various economic cycles. We expect that this rigorous and focused approach will continue to serve us well in the future.

I will now turn the call over to Vince Calabrese, our Chief Financial Officer, for his remarks.

Vince Calabrese

Thanks, Gary. Good morning, everyone. Today I will discuss our financial performance for the third quarter and comment on our guidance for the fourth quarter. Looking at the balance sheet, organic total average loans grew 7.6 percent annualized, a solid overall result with growth in both commercial and consumer lending. Organic growth in the consumer loan portfolio of 13 percent annualized was seasonally strong, led by increased origination volume in both residential mortgage and indirect auto lending.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

Organic growth in non-interest bearing deposits of 6.9 percent annualized was offset by a planned decline in time deposits. In total, average deposits declined 1.4 percent annualized in the third quarter, given our desire to strategically exit certain higher cost and unprofitable acquired depositor relationships. On an organic spot basis, total deposits grew in the mid-single digits. From a total funding perspective, our relationship of loans to deposits was 92 percent at the end of September.

Turning now to the income statement, net interest income grew $3.1 million, or 2 percent, benefitting from the quarter’s solid organic growth in total average loans of 8 percent, which was partially offset by expected margin compression, given the continued low-rate environment. Our net interest margin on a reported basis equaled 336 compared to 341 in the second quarter, while our core net interest margin narrowed 3 basis points to 332, in line with our previous guidance.

Let’s look now at non-interest income and expense. Non-interest income in the third quarter was a record high for F.N.B., increasing $1.8 million, or 3.6 percent, as insurance, capital markets, and mortgage banking performed especially well. Investments made in these businesses continue to pay off with significant upside opportunity available in the newer Metro markets given the absence of these high-value businesses and the banks we acquired in Maryland and Cleveland.

Commercial interest rate products experienced increased demand, with broad-based contributions and increased referral activity across the footprint. As Vince mentioned, our success in deepening relationships is a direct result of our team’s ability to bring high-value services and enhanced product offerings to our customers.

Mortgage banking had a very strong quarter, with record production levels leading to a 29 percent increase in mortgage banking income, to $3.6 million. Increase in insurance commissions during the quarter reflected the impact of new client acquisitions as well as seasonal increases in premiums.

Non-interest expense, excluding merger-related costs, increased $1.7 million, or 1.4 percent, even with a full quarter of expenses related to the Fifth Third branches acquired on April 22. Our efficiency ratio was 54.4 percent, which was another improvement over the prior quarter level and reflects the successful realization of cost savings from the Metro acquisition as well as continued discipline throughout the company in effectively managing expenses, even while we continuously invest in our infrastructure to support future growth. We continue to expect the Metro acquisition to be accretive to earnings in the first full year of operation, which will be 2017.

Regarding income taxes, our overall effective tax rate for the quarter was 31 percent, in line with previous guidance.

On the subject of net interest margin, we expect to continue to see some modest margin compression in the fourth quarter of 2016 in the 2 to 3 basis point range from third quarter core margin of 332. Regarding the other elements of guidance provided in July, we are reaffirming the year-over-year projection shared as follows. Organic loan growth in the high single digits, organic deposit and customer repo growth in the mid-single digits, core non-interest income growth in the $30 [million] to $40 million range, core non-interest expense increase in the $80 [million] to $90 million range, effective tax rate in the 31 to 32 percent range. Regarding

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

guidance for the provision for loan losses, we continue to look for a range of $12 [million] to $13 million on an originated basis in support of planned organic loan growth commensurate with the increased size of our organization. For the acquired provision, we forecast a range of $0 to $1 million, depending on re-estimation results.

As it relates to the pending Yadkin acquisition, as Vince mentioned earlier, we are tracking well toward a first quarter 2017 conversion. I would like to point out that with the fully phased in cost savings from both the NewBridge and Yadkin conversions, the combined franchise is expected to add an incremental $30 million to our quarterly run rate expense base beginning in the latter half of 2017. With the better-than-forecasted building of tangible book value per share that Vince discussed earlier, it improves the tangible book value dilution that will occur at closing in the first quarter. Combined with conservative assumptions incorporated into our merger model, the undervalued positioning of our common stock is even more evident, especially when viewing the discounted price-to-tangible book value and price-to-earnings in light of our top decile financial performance, top decile dividend yields, and strong growth prospects for the future. This should all translate into boosting shareholder value in the coming quarters and years.

In summary, the third quarter of 2016 was solid for F.N.B. As recent acquisitions began to demonstrate their value, several business lines turned in excellent performances. Loans continued to grow organically, while our deposit mix improved, and non-interest income contributed meaningfully to our earnings and another improvement in our efficiency ratio. In a very challenging banking environment, we continue to be very pleased with our team’s performance in executing our business strategies, and I want to thank them for their significant efforts to make F.N.B. a top performing regional bank.

Now I’ll turn the call to the Operator for questions.

QUESTIONS AND ANSWERS

Operator

Thank you. We will now begin the question-and-answer session. To ask a question, you may press star, then 1 on your touchtone phone. If you are using a speakerphone, please pick up the handset before pressing the keys. To withdraw your question, please press star, then 2. At this time, we’ll pause momentarily to assemble the roster.

And the first question comes from Bob Ramsey with FBR.

Bob Ramsey

Hi, good morning, guys. I guess, first, on the Yadkin, I’m just wondering if you could provide any update on the deal timing. I know you said first quarter. Are you shooting for the start of the quarter, the end of the quarter, and kind of how is the regulatory approval process progressing?

Vince Delie

Yes, I will — I’ll take that answer — it’s Vince Delie. I think things are progressing well. We’re not changing what we’ve initially told you. We’re still targeting the first quarter. And, you know, I — as I said on the call in the prepared scripts, I’m very pleased with the culture of that organization, the quality of the individuals that work there. Their commitment to the overall organization performing at a high level is evident when you meet them. You know, I think that the leadership positions that we’ve announced really clarifies — truthfully clarifies who they’re going to be reporting to in the field, and, you know, I — we have lost very, very few producers.

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October 20, 2016 at 10:30 a.m. Eastern

So we’re very pleased with how that’s going. On the integration front, if you look at the organizational structure and our ability to — to craft a clear path to the cost takeouts, you know, we’re there. We have structured — we have our organizational structure in place, we have a firm grasp on run-rate salary expense moving forward, we’ve identified people to step up into the product roles that we’ll be embedding in those units in North Carolina. So everything seems to be going very, very well. From a conversion standpoint, we’re well down the path with mapping, product mapping, and, you know, our IT systems operations areas have done a terrific job of laying out, again, a clear path to conversion. So we’re — we’re moving forward as normal in a transaction.

Bob Ramsey

Okay. Shifting to — to net interest margin, I know you guys said you expect 2 to 3 BPS of compression in — in the fourth quarter. Is that sort of the pace that we can sort of think about on a go-forward basis until rates move, and if the Fed does raise rates by 25 basis points in December, how does that impact the outlook?

Vince Calabrese

Yes, I would say with — with rates where they are and without any Fed move, the 2 to 3 basis points is right where we’re tracking. The differences between rates paid on — you know, for loans that are maturing and new rates — or it’s narrowing, but it’s still, you know, a 25, 30 basis point difference there, and in our investment portfolio, you know, there’s still a 20 basis point or so difference between the stuff that’s rolling off. You know, we have about a billion dollars a year rolling off in — in a 12-month period versus the purchase activities. There’s 20 basis points there. So when you kind of roll it all together, the 2 to 3 basis points is — is kind of what’s baked in right now. I mean, if the Fed moves in December, you’ll get a little benefit for the quarter, but, really, that benefit — as you see from our core margin slides, we picked up a few basis points from fourth quarter to first quarter with the Fed move last December. So there’s some benefit there, but that would really show up in the first quarter. And we’ll give full guidance come January for next year.

Bob Ramsey

Okay. Great. So maybe it’s fair, then, to think that if the Fed moves this year like they did last, you would see a similar lift but that all else equal, you know, 2 to 3 basis points per quarter would continue through this year or through next year if rates don’t move.

Vince Calabrese

Well, plus, remember too, in the first quarter, you’ll have Yadkin become part of our numbers, so — and Yadkin’s margin’s a bit higher than ours, and that would add a few basis points to kind of the overall margin of the company, so you’ll kind of have both things showing up in the first quarter.

Bob Ramsey

Yes. Yes. Fair. Then shifting to the loan growth, you guys obviously had really good consumer loan growth this quarter. I’m just wondering if you could elaborate any on what were really the drivers behind that. Was there any increased marketing or promotion, were certain geographies stronger than others? Is it something, you know, you’re seeing from consumers that’s sort of driving this? Just looking for any qualitative comments.

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October 20, 2016 at 10:30 a.m. Eastern

Vince Delie

Well, I just think the — overall, we’ve seen lift across the board, truthfully, and I think consumers, for whatever reason, have become a little more active in terms of their — the desire to borrow, and given the broad geographic area that we cover and the number of branches that we have, it’s logical to see — when that occurs, to see an increase in lending activity in those categories. So I wouldn’t — I wouldn’t say it’s in a specific area, truthfully. It seems to be pretty steady across the board. And I think it’s largely driven, you know, as far as we can tell, from consumer demand. We don’t have — we don’t run special campaigns or promotions in the retail bank. We — we set our goals at the beginning of the year. We give our salespeople 12 full months to achieve their sales objectives so that they can plan with their clients. So any increase, truthfully, would be more driven by consumer demand than anything else.

Bob Ramsey

Okay. Great. Thank you.

Male Speaker

Thank you.

Operator

Thank you, and the next question comes from Jason Oetting with J.P. Morgan.

Jason Oetting

Hi, good morning, everybody.

Male Speaker

Good morning.

Jason Oetting

I’d like to stay on the topic of loan growth real quick. On the organic commercial side, the last few quarters we’ve seen loan sales. Can you just quantify maybe how much that was and thoughts on sales going forward?

Gary Guerrieri

Yes, in the — in the last couple of quarters, you’re looking at about $60 million where we were able to move some of the — the rated assets that I mentioned earlier, Jason, off the books at economically positive results. So, you know, it was a win/win for the company from — from both angles, taking risk off of the balance sheet as well as being positive from a performance standpoint. So we looked at those as no-brainers. That was — that was a strategic focus of ours coming out of the Metro acquisition, and we’re very pleased with our ability to execute on that plan.

Vince Delie

And the majority of those assets were in the acquired book. They were not originated assets, so it was a planned — it was a planned item.

Jason Oetting

Right, so should we kind of expect that to be done with or tapered off now, then or...?

Gary Guerrieri

Yes, at this point, we don’t have any plans for anything on a go-forward basis.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

Jason Oetting

Okay. Great. That’s helpful. Shifting gears to non-interest income, mortgage banking was pretty strong in the quarter. I’m just curious if you could give some color on what the volumes were and maybe your gain on sale margins.

Vince Delie

Well, our volume year-to-date, you know, as of 9/30, was approaching a billion dollars. So production volume was up fairly significantly.

Vince Calabrese

Four seventeen for the quarter.

Vince Delie

Four seventeen for the quarter, so, you know, as —

Jason Oetting

Okay.

Vince Delie

— we mentioned — God, it has to be at least two years ago, that because of the sustained low rate environment, we were investing in our mortgage operation. We felt that, you know, there would be an opportunity to kind of hedge an extended low-rate period with enhanced mortgage banking activity. So we — we did that, and we’ve grown production there. I mean, our annual — annual production in the past was only — it was very small, it was about $350 million. So that particular investment has paid off for us. The production’s up considerably, and the gain-on-sale that you’re seeing and servicing fee income is also up significantly over that period. That’s helped us.

Jason Oetting

Okay. And with respect to all the investments that you’ve made, you know, if volumes continue to trend up at this level —

Vince Delie

Absolutely, yeah, we invested in our syndications platform. We’re approaching, I think, a billion dollars in left-lead syndications in total. You know, we also have — have built out the international area. International banking was an area of focus for us. We outsourced a lot of that activity in the past. We brought quite a bit of it in-house, and that’s provided us with a fairly significant benefit, you know, relative to zero, which is what we got or very little in the past. So that’s taking off and continuing to grow.

We’ve invested in our derivatives sales team and in our capabilities there. That’s continued to contribute very nicely to the fee income line. And then a number of products that we rolled out in the consumer bank, the — many of the products that I mentioned from a mobile perspective — you know, we’re trying to keep pace with J.P. Morgan, and Bank of America, and others — I think we have a great product offering that’s led to customers expanding their relationships with us, truthfully. So while there’s an initial investment in that technology, it starts to pay off over time. So the consumer segment in terms of interchange fees and other areas, ATM fees that we obtain, has gone up as well.

Jason Oetting

Okay. Thanks s for taking the questions.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

Male Speaker

No problem.

Male Speaker

Thank you.

Male Speaker

Thank you.

Operator

Thank you. And the next question comes from Brian Martin with FIG partners.

Brian Martin

Hi, guys.

Male Speaker

Hello, Brian.

Brian Martin

I’m just wondering a couple of things. On the loan growth, we’ve heard from some other banks, you know, maybe there’s a little bit of a slowdown in some of the C&I lending. I’m just kind of wondering your take on that, if you can just talk about that, if you guys are seeing any of that, or is it kind of pretty normal based on — based on the flows you’re seeing? I mean, it sounds like the pipelines are strong at $2 billion heading into the — heading into the quarter, so I’m just curious if you’re seeing any of that within your footprint.

Vince Delie

Yes, I would say C&I demand has tapered off, to be truthful. Earlier in the year, there was more robust activity. I don’t know if it’s uncertainty around the election or concerns about the economy, who knows. But it seems as though demand has begun to taper, and, you know, we’re still — because of our strategy, our strategy was to not rely on one particular geography to drive growth for us. That’s — that’s part of what led our — our acquisition strategy took us into Baltimore and Cleveland and now into Charlotte and Winston-Salem and other areas. It’s the desire to not be reliant on one particular asset class or one particular geography from an economic standpoint to drive loan growth for the company. And, you know, that strategy has paid off for us, because it’s enabled us, given our relative low share in the commercial segment in — in those cities. And, you know, even today in Pittsburgh, we have a much larger share, but there’s a long way to go. It provides us with the ability to focus on growing those portfolios at a rate that you would see probably beyond some of the larger banks that have heavy concentrations of share. So our relative share from a deposit share standpoint relative to the commercial loan share is — provides us with the ability to grow that loan share at a more rapid rate. You know, that’s really the thesis behind our M&A strategy. We’ve mentioned that to a number of people, and, you know, it seems to be paying off. I don’t know, Gary, if you want to comment on that.

Gary Guerrieri

No, I mean, we’re — we’re seeing — and we’ve talked about this a little in the past — we’re seeing significant increases in credit opportunities due to the investments in these newer markets that — that Vince has mentioned. The other thing that it’s allowing us to do is to maintain our very consistent underwriting and credit decisioning practices and process, because

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

we’re seeing so many new opportunities out of these — out of these newer markets and the investments that we’ve made in Cleveland, Baltimore, and soon to be in North Carolina. So it’s — it’s really panned out very well for us from a credit opportunity standpoint, and while C&I demand seems to be down ever so slightly, our — our portfolio and our — our pipeline continues to be very robust.

Vince Delie

And I would say, you know, based upon the Greenwich survey results — that’s the consulting firm that surveys the markets that we compete in — we received, I think, a total of nine awards. So, our commercial bank is perceived in those markets as a player, so we get — we’re first in thought, so we get to look at — at many of the transactions that go on in all of those cities, just like some of the other large competitors. So I — you know, I wouldn’t discount the fact that we have very good people in the field, that we have a very deep product set, and very high customer satisfaction scores across the board. That helps us.

Brian Martin

Okay. Thanks for the — thanks for the color. And then maybe just one other question, just going back to mortgage for a minute. I mean, obviously the environment has been helpful this year on the mortgage side, certainly the investments you guys have made have also contributed. But just thinking about next year just in general, I mean, I guess, is it — does it seem reasonable that you guys can kind of sustain the type of, you know, mortgage — mortgage gains you’re seeing this year, maybe not grow it next year, but maintain based on — based on current trends and pipelines you’re seeing, or does that seem out of the question?

Vince Delie

Well, I think, given the expansion that we’re embarking upon, that gives us tremendous opportunity to continue to grow that business. In addition to that, the majority of our originations have been purchased-money originations. So, you know, we’re really a little more dependent on the housing market than others. We’re not simply refinancing all of our customers. So, you know, a very high percentage of — proportionately, two thirds. So I think that the model we have works, given our share, our deposit share in those markets. That leads to opportunities from a mortgage perspective, and we were, truthfully, underserving the markets we were in, given the size of our mortgage operation prior to the investment. So we’re simply benefiting from right sizing that organization. So, clearly, I believe it’s sustainable, and I actually feel that moving into markets that have a higher growth trajectory in terms of — and, remember, our — our existing footprint doesn’t grow population wise, and moving into the Southeast gives us tremendous tailwinds, so we can —

Brian Martin

Right, I mean, I was looking more on a core — a core, just kind of legacy basis as opposed to what — certainly, with the …

Vince Delie

Yes, on a legacy — on a legacy basis, I think we’re getting our fair share based upon our deposit share in the markets that we compete in, and I still think there’s some upside. So I — I think our people have done a great job building market share in those markets and really making it equal to our deposit share as you look at — at what we should have in terms of our piece of the total pie.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

Brian Martin

Okay. Perfect. And then maybe just the last one for me was just on — can you just talk about — I mean, obviously the efficiency ratio has tracked nicely based on leveraging the investments you’ve already made, but as you think about it, as you — as you integrate yet and just kind of how you’re thinking about it, you know, bigger picture, how — how that’s going to trend, you know, over the next four to six quarters?

Vince Calabrese

Yes, I would just make a few comments on the efficiency ratio. I think, you know, 54.4 [percent] is very strong performance this quarter. I think a combination of the Metro costs and things that we’ve talked about earlier as well as the contributions from the fee-based businesses in a — in a flat rate environment really were key to that movement in the efficiency ratio from — from the second quarter to the third quarter. You know, as we’ve talked about in the past, the acquisitions have clearly created scale, which enhances the positive operating leverage we were already generating on an organic basis and allows us to continue to see the improvement in efficiency ratio but also in our — in our bottom line earnings and our returns.

You know, the new markets, we continue to have significant revenue growth prospects. And, remember, in Cleveland and Maryland, when we entered those markets, they didn’t have much in the way — the banks that we bought, the fee-based businesses — so, you know, we’ve been starting to build there, but there’s still — still a lot of upside there. And even while — and while we’re doing this, we’re investing in the franchise. So we continue to invest in our people, we’re investing in infrastructure, so that — to support not just where we are but kind of the growth of the company.

So — so, you know, I think there’s still opportunities. Obviously, when, you know, margins start to expand a little bit, there’s opportunity in the efficiency ratio, and, on top of all of those things, we focus a lot on renegotiating contracts. As we’ve gotten a lot larger, we have more leverage than we had before. That’s a continuous focus, and there’s a lot of things we’re focusing on. Process improvements is something we’ve been —

Vince Delie

Branch optimization.

Vince Calabrese

Branch optimization is a continuing program we have, so there’s — there’s still opportunity there to continue to improve it.

Brian Martin

Okay. And the first — the first clean quarter with the — the expense savings from Yadkin would be — what would you guys be targeting for that to be the first clean quarter? Would that be the third quarter of ’17, assuming the — assuming the transaction’s completed as you’re targeting now?

Vince Calabrese

Yes, third quarter would be a good, clean quarter.

Brian Martin

Okay. All right. That’s — that’s it for me, guys. Thanks, and nice quarter.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

Male Speaker

Thank you very much.

Male Speaker

Thank you.

Male Speaker

Appreciate it.

Operator

Thank you. And the next question comes from Casey Haire with Jefferies.

Casey Haire

Hi, good morning, guys.

Male Speaker

Hi, Casey.

Male Speaker

Good morning, Casey.

Casey Haire

So, Vince Calabrese, a question for you on the — the Yadkin quarterly expense rate. If I heard you correctly, you said $30 million. That’s — that’s a little bit — that’s decently better than — than what I was expecting. Has there been any change in — I think you had said a 25 percent cost-save number with a ramp into ’17? It sounds like third quarter ’17 will be full recognition. But at $30 million, that — that seems better than that 25 percent cost save? And then also, is that a cash number, given that there will be intangible amortization expense with this deal?

Vince Calabrese

And I would just say there’s — there hasn’t been a change. I mean, that number is kind of all in with the 25 percent. Remember, part of the — the noise in Yadkin’s numbers is in the first quarter, you know, they did the NewBridge transaction, so you haven’t seen all of those cost saves, so their — even today, their expenses are still elevated, including the NewBridge cost. So the $30 million is a GAAP number, kind of where we would be after the 25 percent, and, as Vince commented on earlier, you know, we have a very clear path to that 25 percent. We’ve already identified how that will be accomplished, and kind of plans are in place. So it’s not a change. It’s what was baked into the model from the beginning, but there’s just kind of — you have a couple of steps to get there, Casey, you know, given the — the timing of the NewBridge acquisition.

Male Speaker

Yes, I think —

Casey Haire

Okay.

Vince Delie

— remember, Casey, as we mentioned, we built the model from the ground up, so we essentially reconstructed the organizational structure and built the salary expense from the ground up, by person, so — because of the noise with NewBridge. So we have a very firm

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October 20, 2016 at 10:30 a.m. Eastern

grasp on where we’re going to be. And the biggest component here is salary expense. So we have a very, very good grasp on where we are, and I think Vince’s number is solid, and it ties right into what we had in our initial modeling. And I think there was a lot of noise, as I mentioned on the call last quarter, because of the phase-in and the cost take-outs for NewBridge, as Vince Calabrese mentioned, which is why we’re telling you what that number is here.

Vince Calabrese

Yes, that’s why we gave you the number.

Casey Haire

Okay,

Vince Delie

I mean, we think people were confused, and I think it will help clear things up for them.

Casey Haire

Yes, I mean, like the starting point — I mean, the expense run rate for Yadkin in the — in the second quarter was 43.6. It sounds like the right number — the starting point is —is around 36 to get to this $30 million run rate addition in the back half of ’17.

Vince Delie

Well, if you analyze their press release, you’ll — you’ll be able to figure that out, I think, because they — they illustrate what the — the operating run rate is from a net income standpoint, and they also call out — you know, they obviously break out their — their expenses.

Casey Haire

Okay. Okay. Switching to credit, apologies if I missed this, I jumped on a little late, but I appreciate the provision guide going forward on the fourth quarter. Can you talk to what is the underlying — you know, what sort of — what’s the outlook for net charge-offs? Because that did tick up a little bit, and non-accruals did go down. So do you feel — the quarter just seemed a little bit mixed on credit quality? Just a little color on — on how you guys are feeling about asset quality.

Gary Guerrieri

Yes. In reference to the — to the charge-offs, Casey, as I mentioned in my remarks, they were slightly elevated due to us exiting that pool of loans. So we took advantage of an opportunity to exit a — you know, a small pool of loans, about $30 million, which we had reserved for, naturally, and — and that reserve was — was flushed through the charge-off line. We were able to exit that pool at better than reserve for levels, so it was really a no-brainer to — to de-risk the balance sheet and to generate positive economic benefit. So that number was right at about $3.2 million for that one transaction, so you can see that’s — that’s what elevated that a little bit.

As far as — as far as charge-offs, if you look at our annual averages that I referenced earlier in — in the call comments, I would expect that that will — that performance will continue to show very nicely as it does from a — from a year-to-date basis.

Casey Haire

Okay. Great. And — and just the last one on — on the capital. I get a lot of questions about — about your capital adequacy. I know you guys have always run very capital efficient. Are you still feeling good about capital, not just with the — with the TCE in the mid-6 level but also total capital getting close to that 12 percent sort of — which is the threshold for others? Just some overall thoughts on capital adequacy going forward.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

Vince Calabrese

Yes. No, I would tell you that we still feel very good about capital, you know, the investment thesis that we reaffirm regularly is still intact. We’re going to manage capital efficiently. Under Basel III, under DFAST, you know, we just filed our — our stress test results, and they show the strength of running a lower-risk model. With the quality of the underwriting that we have underneath. I mean, our worst ratios in the nine quarters are not only comfortably above minimums, they’re about well-capitalized levels. So that’s a key part of why we manage capital the way we do, because of the strength of the risk management, not just underwriting, but the enterprise wide risk management infrastructure throughout the company. So, we feel very good about capital. The levels that, you know, when we do our model, any M&A actions, the ranges that we use, we’re right within that, and with Yadkin onboard, we’re right within those ranges still, so, you know, we still are very comfortable with it, given the overall strength of the risk management in the company.

Casey Haire

Okay. Great. Thank you.

Male Speaker

Sure.

Operator

Thank you. And the next question comes from Collyn Gilbert with KBW.

Collyn Gilbert

Thanks. Good morning, guys.

Male Speaker

Good morning.

Collyn Gilbert

Just a quick follow-up on the — on the capital question. So it sounds like you’re comfortable as, you know, the profile as the bank stands today. Is there a trigger as you guys kind of look out at the — sort of the life cycle and you get Yadkin under the — the hood, is there a trigger or a catalyst that you would see yourselves raising some form of capital, either common equity or — or sub-debt?

Vince Calabrese

No, I would say, you know, that we’ve talked about the ranges in the past, and that’s what we manage to. You know, we — TCE 6 1⁄2 to 7, you know, leverage 7 1⁄2 to 8, total risk-based capital in at 11 1⁄2 to 12 1⁄2 range, tier 1 common 9 to 9 1⁄2. I mean, those are kind of the operating ranges we’ve used to manage the company, and we use it when we model M&A. So those are — you know, if something fell significantly below that, we would — we would raise capital. When we did Parkvale, we raised capital for that. We haven’t had to raise common equity since then, and, as you know, the regulators have approved every transaction we’ve done. We’re comfortable with it, they’ve been comfortable with it. So those are really the operating ranges, Collyn, that we use when we model M&A.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

Collyn Gilbert

Okay.

Vince Delie

And we’re not focusing on — we’re not actively pursuing M&A.

Vince Calabrese

Yes, that’s a good point.

Vince Delie

We have — you know, we have a transaction in front of us here that we want to integrate and really benefit from the investments we’ve made. So I don’t see us changing our stance on capital here.

Collyn Gilbert

Okay. Okay, that —

Vince Calabrese

No, importantly too, Collyn, to that point, to Vince’s point with — you know, we’re all focusing on the Yadkin integration. That’s really the — plus the organic growth in the rest of the company are really the key focuses, and — and Yadkin, kind of at closing, we would expect, based on —

Vince Delie

Yes

Vince Calabrese

— based on their current ratios, their capital ratios, their capital ratios are higher than ours so that we’ll get some — some build from that, actually, as opposed to detracting. So I think that’s an important point too.

Vince Delie

And as Gary mentioned in his prepared comments, our goal here is to — to drive accretion through exits of distressed credits and, you know, prepayments in that portfolio, so — which I think we do a good job of. I mean, we assess the risk appropriately upfront to take it off the table, and then we work the portfolio to ensure that we get the appropriate benefit down the road.

Collyn Gilbert

Okay.

Vince Delie

That helps as well.

Collyn Gilbert

Okay. Okay, that’s helpful. And, Gary, I know you’ve gone through this a couple of times. I just want to make sure I understand. So the — the — the rationale for sort of exiting some of these credits, I understand that you — that you were able to exit them at, you know, values better than what you anticipated. I’m just trying to reconcile that yet with, though, the increase in the — in the net charge-offs, because it would suggest maybe that — that you did have to exit them at — at levels lower than where you maybe were carrying them. I just — I want to try to understand that a little bit better.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

Gary Guerrieri

Yes. In — in terms — in terms of the rated portfolios, Collyn, any rated credit is going to carry a higher level of reserve based on an increased level of risk within that particular transaction. So as — as you move through various stages of risk in a credit, we — we build reserves against it in the normal course of business. We — we were able to have a small pool of loans, here, again $30 million. Some of these were originated as a smaller piece of the pool. The majority of them were originated loans that have reserves and marks against them. So, you know, when you add that pool together, you’ve got a credit mark, i.e., against the total. We were able to liquidate that portfolio, take that risk off the table, and we generated cash payments against it that were better than those previously reserved and marked positons. So we essentially freed up — we freed up reserve levels in that transaction. So, it was an economic benefit to the company, we reduced criticized asset levels with it, and, as my earlier comment, it’s a win/win for us. We also stopped spending money on it to collect it going forward, so it was a — it was a very, very simple trade from a decision standpoint to move those assets off of the books.

Collyn Gilbert

Okay.

Vince Calabrese

And just to clarify, Collyn, I mean, even on a loan that you have perfectly reserved for, you’re still going to see run through charge-offs. Just —

Gary Guerrieri

Right.

Vince Calabrese

— counting the way it runs through, it’s going to come through charge-offs, even if — even if it’s zero —

Collyn Gilbert

Right. Good point.

Male Speaker

— [inaudible at 54:26], right.

Collyn Gilbert

Yes. Yes. Yes. Right. Okay. That makes sense. Okay. And then, Gary, is it just — you know, as you guys go — and I know you’re at the tail end of this exercise, so this is maybe a moot point, but just trying to understand how you think about it, you know, was there anything in particular about these credits that caused you to put them out of the bank? I know you had indicated they were acquired credits, but was it just the overall profitability of them, if it — was something that you saw from a sector perspective or an individual borrower perspective? Just wanting to understand kind of what the impetus was to — on these specific credits.

Gary Guerrieri

Yes. I’ll walk you through that, Collyn. In terms of — in terms of the — the pools of credits that we have moved off the balance sheet, let’s go back to the due diligence done from the Metro transaction. During — during our due diligence process, whereby we re-underwrite anywhere from 70 to 80-plus, 85, 90 percent in some instances, of the entire commercial credit book, where we do a full re-underwriting, during that process, each of the credits that becomes a rated

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern

credit in our analysis and based on our underwriting gets thrown into a pool. Our team goes through that pool, and at the end of the day, they — they make a recommendation that I sit down with them with — and go through each individual credit. At the end of the day, we — we will look at those credits and put them in an exit pool. It’s — that’s done at the time of due diligence. Going back to the March timeframe, we acquired — we acquired Metro in early March, I believe. We sold a $100 million portfolio before the end of the first quarter, so you can see the work that was done during that process. So we’ll go through that, we’ll list them based on individual credit risk and credits that do not fit our profile that we want to move off of the books.

Vince Delie

And, Collyn, what you’re weighing on an individual credit-by-credit basis is your ability to recover versus the reserve that you placed on the credit and the economic environment that you’re in or the particular industry that they’re of, so it’s all over the board. But when you’re selling these loans, Gary’s objective is to take the risk off the table. And he does not feel that it makes economic sense for us to hold and work through them over a long period of time.

Gary Guerrieri

Yes. And one final comment, Collyn, for — for this piece of the discussion, during — during the Metro due diligence process, we identified $160 million worth of loans that we wanted to exit. We were able to exit a few of those just organically. We — we moved them off the balance sheet without — without having to liquidate them. We sold approximately just shy of $150 million. And the important thing to understand here is in terms of that transaction, if you group them all up, we were within a few hundred thousand dollars of the original credit mark over — over that whole group of loans reflecting the — the importance of the due diligence and the understanding of what these assets are worth through that period. So we — we essentially hit the nail right on the head from a credit mark perspective.

Collyn Gilbert

Okay. That’s super color. Thank you very much.

Male Speaker

Thanks, Collyn.

Operator

Thank you. And as there are no more questions at the present time, I would like to return the call to management for any closing comments.

CONCLUSION

Vince Delie

Well, yes. Thank you — this is Vince Delie again. I appreciate everybody participating in the call. And, again, I’d like to congratulate our entire team for the effort that they’ve put forth through the first nine months of this year. This is a very challenging environment in the industry, and our people step up at every turn, and, you know, the culture and the attitude of our organization is very positive. I think it’s reflected in the awards that we’ve won. And, again, I’m looking forward to bringing the Yadkin employees on, and we’re very excited about their high spirit as well. So looking forward for good things down the road. Thank you again for participating, and take care.

Operator

Thank you. The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

F.N.B. Corporation

October 20, 2016 at 10:30 a.m. Eastern